Exhibit 3.2

5.3 CONSIDERATION FOR SHARES. Shares shall be issued for such consideration, expressed in dollars as shall be fixed from time to time by the Board of Directors. That part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed the consideration for the issuance of such dividend shares. Such consideration may consist, in whole or in part, of money, promissory notes, other property, tangible or intangible, or in labor or services actually performed for the Corporation, contracts for services to be performed or other securities of the Corporation.